
05047734

P.E. 12-31-04

ARS

PROCESSED
MAR 2 2 2005
THOMSON FINANCIAL

# ALL EYES ARE ON THE ROAD AHEAD

IndyMac Bancorp, Inc. 2004 Annual Report



## CORPORATE PROFILE

IndyMac Bancorp, Inc. (NYSE: NDE) is the holding company for IndyMac Bank,® the largest savings and loan in Los Angeles County and the 10th largest thrift nationwide (based on assets). IndyMac® is in the business of designing, manufacturing and distributing cost-efficient financing for the acquisition, development and improvement of single-family homes. IndyMac also provides financing secured by single-family homes to facilitate consumers' personal financial goals and strategically invests in single-family mortgage related assets.

With this exclusive and disciplined focus on home financing, IndyMac expects to out-execute our peers and become the preeminent provider of such products in the USA. In so doing, we expect to provide solid returns to our shareholders consistent with our track record of 24% annualized total return to shareholders under current management for the period 1992 through 2004, exceeding the annualized returns of 13% and 11% for the Dow Jones Industrial Average and the S&P 500 Index, respectively, over the same period.

# 2004:

## A record year for IndyMac

and a good test of our hybrid thrift/
mortgage banking business model

2004 was a record year for IndyMac. Focusing on our core business of single-family residential lending, we leveraged our mortgage banking infrastructure and expertise across a variety of channels with a broad mix of products, and increased mortgage production to a record $37.9 billion. Complementing our mortgage banking operations, our thrift balance sheet allowed us to invest in high-quality loans, mortgage-backed securities (MBS) and mortgage servicing rights from our production; year-over-year, our total assets grew by 27% to $16.8 billion. The flexibility provided by our hybrid model allows us to adapt more readily and efficiently to the cycles of the mortgage market and resulted in a consistent ROE of 18% for both 2004 and 2003, even as industry production and profits fell by 25% in 2004.

# WE'RE FOCUSED ON STRATEGIES TO DRIVE SHAREHOLDER VALUE



# OUR

**We have built** a powerful foundation with our hybrid thrift/mortgage banking business model. Like the strongest structures, it's simple and easy to understand: leverage our mortgage banking infrastructure into new regions, provide unique mortgage products and exceptional customer service, and balance our mortgage production with earnings from stable thrift investments.

We remain focused on the disciplined execution of these strategies as we expand our franchise into new regions.



1

Leverage our corporate **infrastructure, technology** and **mortgage expertise** through a variety of channels to gain greater scale.

2

Expand geographically through a growing **sales force** and newly opened **regional operating centers** across the country.

3

Offer a diverse menu of niche **mortgage products** that also tend to be less interest rate sensitive.

4

Invest in mortgage assets for long-term investment returns through our **hybrid business model,** which stabilizes earnings and optimizes returns.

# OUTLOOK FOR THE FUTURE.

While many are bearish on the outlook for the mortgage industry, the way we see it is that the best days are yet to come. Keeping our eye on the big picture—which shows an industry that has had an overall growth rate of 7%–8% annually for the last several decades—we see opportunities for a focused and dedicated player.

It's a fact that industry statistics and reports from our peers confirm the recent contraction in mortgage originations and the continued transition to more normal volumes. As volumes retreat, larger, more diversified players are turning their attention to other nonmortgage-lending activities. At IndyMac, our focus has been—and will continue to be—the single-family residential mortgage markets. For us, it's our chosen work. It's all we do and all we've ever done. While the big players direct their attention elsewhere, we are fine-tuning our strategy, gaining market share and keeping our eyes on the road ahead.

Our keen focus on single-family residential lending has produced continued growth in production, revenues, EPS and market share for our company. For several years, we have maintained that our product mix makes us much less sensitive than our peers to the influence of interest rates, which drive originations of conforming mortgages. Our niche products—such as alt-A, jumbo, consumer construction, home equity lines of credit and reverse mortgages—not only are less sensitive to varying interest rates, but also furnish plenty of opportunities for a nimble and responsive mortgage banker to capture increased market share. Last year's experience provides further support for this claim: Our market share increased year-over-year during every quarter of 2004. In addition, our concentrated focus makes us more responsive to the needs of the mortgage bankers, mortgage brokers and other mortgage professionals we support.

To be sure, the industry environment and our competition will provide plenty of challenges as we move ahead. But we'd like to point out that over the past decade, we have faced other challenging environments: low interest rates, high interest rates, flat and inverted yield curves, economic recessions and expansions, the global liquidity crisis, and the transformation from a real estate investment trust (REIT) to an FDIC insured depository. Through it all, we have responded dynamically to one challenge after another, delivering strong shareholder returns along the way. While we acknowledge the difficulties of the current landscape, we believe we can out-execute the competition, gain market share, and grow revenues and profits going forward.

## Financial Highlights

| (Dollars in millions, except per share data) | Year ended December 31, 2004 PRO FORMA[1] | 2004 GAAP | 2003 |
|---|---|---|---|
| **Income Statement** | | | |
| Net revenues | $ 871 | $ 804 | $ 708 |
| Net earnings | $ 211 | $ 171 | $ 171 |
| Earnings per share (diluted) | $ 3.40 | $ 2.74 | $ 3.01 |
| **Performance Ratios** | | | |
| Return on average equity | 18.3% | 14.8% | 18.3% |
| Return on average assets | 1.3% | 1.0% | 1.5% |
| Dividend payout ratio | 35.6% | 44.2% | 18.3% |
| Efficiency ratio | 59% | 64% | 58% |
| Net interest margin | 2.61% | 2.61% | 2.91% |
| **Balance Sheet (period end)** | | | |
| **Assets** | | | |
| Securities | | $ 3,689 | $ 1,838 |
| Total loans held for sale | | $ 4,446 | $ 2,573 |
| Total loans held for investment | | $ 6,697 | $ 7,397 |
| Total assets | | $ 16,826 | $ 13,240 |
| **Liabilities and Equity** | | | |
| Deposits | | $ 5,743 | $ 4,351 |
| Total liabilities | | $ 15,562 | $ 12,223 |
| Total equity | | $ 1,264 | $ 1,017 |
| Total liabilities and shareholders' equity | | $ 16,826 | $ 13,240 |
| **Balance Sheet and Asset Quality Ratios** | | | |
| Book value per share | | $ 20.39 | $ 17.93 |
| Debt to equity | | 12.3:1 | 12.0:1 |
| Core capital ratio[2] | | 7.66% | 7.56% |
| Non-performing assets to total assets | | 0.73% | 0.76% |
| **Other Selected Items** | | | |
| Loan production | | $ 39,048 | $ 30,036 |
| Loans serviced for others | | $ 50,219 | $ 30,774 |

[1] The difference between the pro forma and GAAP earnings during 2004 was the result of the implementation of SEC Staff Accounting Bulletin ("SAB") No. 105, which became effective April 1, 2004, which affected gain on sale revenue by $59 million, and purchase accounting adjustments related to the Company's acquisition of Financial Freedom Holdings Inc. ("Financial Freedom"), which affected gain on sale revenue by $8 million. There was no economic or business impact related to these two items. Pro forma earnings have been provided so that investors can evaluate IndyMac's results on an accounting basis comparable to its historical performance. Net of income taxes, the adjustment to earnings and EPS was $40 million, or $0.66 per share. The information contained in this table, including this footnote, can be used to reconcile the pro forma information contained in this annual report.

[2] IndyMac Bank, F.S.B.

## THE POWER OF LEVERAGE

Leveraging state-of-the-art technology across numerous channels, IndyMac provided financing for 185,000 single-family residences in 2004 alone and at year-end serviced mortgage loans for more than 340,000 homeowners across the country.



# GOING THE DISTANCE WITH A HYBRID BUSINESS.

The evolution of IndyMac from a mortgage REIT to a federally insured depository in 2000 marked a milestone in our development as a corporation. The process put in place a hybrid thrift/mortgage banking model that enables us to originate, trade and invest in single-family residential mortgage assets.

Our hybrid model allows us to take advantage of both the high returns on equity offered by mortgage banking, and the earnings stability offered by a traditional savings and loan. Our mortgage banking and thrift operations are designed to be complementary activities. Although not a perfect hedge, these two activities provide us with the ability to manage the mortgage cycles more smoothly. We believe we have established a solid foundation for future growth in one other respect: The hybrid structure we have built, combined with an employee team now numbering more than 5,300, will allow us to compete with the largest financial institutions in both thrift and mortgage banking. Our investment in employees and infrastructure should provide solid returns going forward as we attain greater scale in our business. As we gain greater scale, we expect our fixed infrastructure costs to grow more slowly than the variable costs of running our business. As a result, we expect to become more efficient.

**Mortgage Banking Activities**

In our various segments and divisions, we originate mortgage loans for sale to investors. These loans may be sold to other financial institutions, sold in bulk to government sponsored enterprises (GSEs)—such as Freddie Mac and Fannie Mae—or securitized and sold to investors in mortgage-backed securities.

Mortgage banking activities provide higher returns on invested equity than traditional thrift operations, as mortgage bankers can turn over assets more quickly than thrifts. Due to this increased turnover, mortgage banking requires less capital than thrift operations. Consequently, while the bulk of our people are employed in mortgage banking operations, the bulk of our capital is deployed in investing (i.e., thrift) activities (please see chart on page 13).

## ON THE MOVE

In the fourth quarter of 2004, *National Mortgage News* ranked IndyMac the 12th largest mortgage originator in the U.S., up from 19th a year ago.

The Company conducts business through four main operating segments: Mortgage Banking Divisions, IndyMac Consumer Bank, Specialty Products Divisions and Investing Divisions.





## AHEAD OF THE PACK

Industry production declined 25% from 2003 to 2004, while IndyMac's production increased 30%.


1
Mortgage Banking Divisions
2
IndyMac Consumer Bank
3
Specialty Products Divisions
4
Investing Divisions

## Leveraging Infrastructure and Expertise

At the heart of IndyMac's mortgage banking operations is its award-winning electronic platform, called e-MITS® (Electronic Mortgage Information and Transaction System). This technology allows for the automated underwriting, risk-based pricing and rate-locking of loans on a nationwide basis via the Internet at the point of sale. Automated underwriting permits a mortgage professional, a real estate professional, the agent of a participating financial institution, or a consumer to access e-MITS via the Internet, enter the appropriate data into our system and receive an interest rate quote within minutes. IndyMac Consumer Bank offers the same service to consumers through its retail bank branches. The e-MITS technology gives us a key competitive advantage in the mortgage industry, as do our favorable cost structure and our talented team of mortgage experts who provide strong customer service. IndyMac is establishing a nationwide presence in the mortgage banking industry by leveraging its infrastructure and expertise through a variety of channels. These channels include relationships with mortgage professionals, real estate professionals and community financial institutions, as well as directly with consumers via the web, direct mail and the Company's Southern California branch network. In the fourth quarter of 2004, *National Mortgage News* ranked IndyMac the 12th largest residential mortgage originator in the U.S.

## Investing Activities

While mortgage banking is very profitable for IndyMac, it also tends to be cyclical, with loan production increasing as interest rates decline and decreasing as interest rates rise. Our thrift investing activities are designed to somewhat counterbalance the decrease in mortgage banking earnings that occurs when interest rates rise—and borrowers consequently have little incentive to refinance. While investing activities generally have lower returns and utilize more capital than mortgage banking, the returns tend to be more consistent period-to-period.

The servicing fees and interest income generated from investing activities lend consistency to earnings in a rising rate environment, when production declines. Conversely, as rates fall, loans held in portfolio may be subject to attrition as borrowers take advantage of lower interest rates to refinance. In such a case, mortgage banking operations will benefit. We work to mitigate the effects of attrition on our portfolio in two ways: 1) we hold primarily ARMs (adjustable-rate mortgages) on our balance sheet, since these adjust periodically to changes in interest rates and thus enable consumers to benefit from falling rates without refinancing; and 2) through our retention program, we direct our marketing efforts to borrowers with fixed-rate loans, who may benefit from a lower rate.

Through our investments in single-family residential mortgages, mortgage-backed securities and mortgage servicing rights, we generate core spread and fee income and provide critical support to our mortgage banking operations.

The table on the facing page illustrates IndyMac's strategy to allocate capital to its investing and mortgage banking activities to achieve balanced results during a very significant transition in the industry.

## PRODUCTS BY CHANNEL AND SEGMENT ACTIVITY[1]

| ACTIVITIES | Mortgage Banking Divisions | IndyMac Consumer Bank | Specialty Products Divisions | Investing Divisions |
|---|---|---|---|---|
| **Mortgage Banking** | Mortgage loans held for sale produced via relationships with mortgage brokers, mortgage bankers, Realtors, Homebuilders, financial institutions and consumers | Mortgage loans held for sale produced directly with consumers through our Southern California retail branch network | Mortgage loans held for sale produced in our specialty channels. Primarily reverse mortgage loans and consumer construction loans that have converted to permanent status | Mortgage loans held for sale produced via relationships with existing mortgage customers whose loans we service |
| **Investing and HELOC** | Home equity lines of credit produced through the marketing efforts of the mortgage banking divisions | Home equity lines of credit produced in our retail banking branches | Consumer construction loans and commercial loans to Homebuilders to finance the subdivision development of single-family homes, home equity lines of credit and the mortgage servicing rights related to our reverse mortgage loans | Mortgage loans held for investment, mortgage securities, portfolios, mortgage servicing rights and the related derivative investments used to hedge such items |
| **Financing** | | Retail deposit products including checking, savings, certificates of deposit, IRAs and online bill payment services | | |

## Our Hybrid Thrift/Mortgage Banking Model: Allocation of Capital and Returns

| Dollars in millions except per share amounts | 2004 Earnings[2] | 2004 Average Capital | 2004 ROE | 2003 Earnings | 2003 Average Capital | 2003 ROE |
|---|---|---|---|---|---|---|
| Pre-Tax Earnings, Capital and ROE by Business Activity | | | | | | |
| Mortgage Banking | $ 359 | $ 322 | 67% | $ 405 | $ 213 | 115% |
| Investing and HELOC Activities | 129 | 712 | 11% | 26 | 517 | 3% |
| Corporate and Other Net Items | (139) | 118 | — | (148) | 206 | — |
| Total Pre-Tax Income, Capital and ROE | $ 349 | $1,152 | 18% | $ 283 | $ 936 | 18% |
| Net Income | $ 211 | — | — | $ 171 | — | — |
| EPS[1] | $ 3.40 | — | — | $ 3.01 | — | — |
| Mortgage Industry Volume Dollars in billions[3] | $ 2,827 | — | — | $ 3,810 | — | — |
| NDE Market Share[3] | 1.33% | | | 0.77% | | |

[1] Represents IndyMac's current segment structure. This structure may be revised in future periods.
[2] 2004 earnings, EPS and ROE in the above table are presented on a pro forma basis and exclude charges related to the implementation of SAB No. 105 and purchase accounting adjustments related to the acquisition of Financial Freedom. See discussion on page 5.
[3] Based on MBA January Mortgage Finance Forecast, see Form 10-K for further description of market share.

# LEVERAGING FOR SCALE.

| | PRODUCTS | DEFINITION |
|---|---|---|
| Mortgage Loans | Agency Conforming | Conventional mortgage loans conforming to the guidelines of the government sponsored enterprises |
| | Alt-A | Prime mortgage loans with alternative guidelines or documentation requirements |
| | Jumbo | Prime mortgage loans with balances in excess of the regulated loan limit of the GSEs |
| | Reverse Mortgages | Loans for seniors 62 or older that allow them to access the equity in their homes |
| | Subprime | Mortgage loans for consumers with anomalies in their credit history |
| | HELOC | Home equity lines of credit |
| | Consumer Construction-to-Perm | A one-close single-family residential construction loan that converts to a permanent mortgage loan at the completion of construction |
| | Lot Loans | Financing of a lot that is intended to be used for the construction of a single-family residential home |
| Other | Subdivision Construction | Loans to builders to finance the construction of single-family homes |
| | Deposits | FDIC insured checking, savings, money market accounts, certificates of deposit, IRAs and online bill payment services |

| | CHANNEL | FUNCTION |
|---|---|---|
| **Mortgage Banking Divisions** | Mortgage Professionals | Responsible for the production of mortgage loans through relationships with mortgage professionals, including mortgage brokers, mortgage bankers and financial institutions |
| | Real Estate Professionals | Provides mortgage loan services through relationships with Realtors and Homebuilders |
| | Web & Direct Mail | Offers consumers mortgage lending through the Internet, direct mail, and affinity relationships |
| | Conduit | Purchases mortgage loans in bulk from mortgage bankers, financial institutions and other capital market participants |
| **IndyMac Consumer Bank** | IndyMac Consumer Bank | Offers direct lending and deposit products to consumers through our retail branch network, online contact center and institutional money desk |
| **Specialty Products Divisions** | Consumer Construction | Provides construction-to-permanent and lot loans to individuals who are in the process of building their own homes, offered through mortgage professionals and directly to consumers |
| | Home Equity | Provides home equity lines of credit and closed-end seconds to consumers |
| | Financial Freedom | Provides reverse mortgages to seniors 62 years or older |
| | Subdivision Construction Lending | Provides financing to subdivision developers for single-family homes |
| **Investing Divisions** | Loan Servicing and Retained Assets | Services loans that IndyMac produces and cross markets deposit and mortgage loan products to these customers |
| | Mortgage-Backed Securities | Portfolio of high-quality mortgage-backed securities, which provide net interest income |
| | SFR Mortgage Loans | Portfolio of high-quality loans, which provide core net interest income |

## MORTGAGE VOLUME GROWTH BY PRODUCT

(Dollars in billions)


$40
35
30
25
20
15
10
5
0
99
00
01
02
03
04

- Reverse Mortgages
- Consumer Construction
- HELOC
- Subprime
- Agency Conforming
- Alt-A and Jumbo

## MORTGAGE VOLUME GROWTH BY CHANNEL

(Dollars in billions)


$40
35
30
25
20
15
10
5
0
99
00
01
02
03
04

- Loan Servicing and Retained Assets
- Financial Freedom
- Home Equity
- Consumer Construction
- Consumer Bank
- Conduit
- Web & Direct Mail
- Real Estate Professionals
- Mortgage Professionals

## LEVERAGING INFRASTRUCTURE AND EXPERTISE ACROSS MULTIPLE PRODUCTS AND CHANNELS

| | INDYMAC MORTGAGE BANKING DIVISIONS | | | | | SPECIALTY PRODUCTS DIVISIONS | | | | INVESTING DIVISIONS | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Mortgage Prof. | Real Estate Prof. | Web & Direct Mail | Conduit | Consumer Bank | Consumer Construction | Subdivision Construction Lending | HELOC Direct | Financial Freedom | Loan Servicing Retention Activities | % of Total |
| Alt-A | • | • | • | • | • | • | | | | • | 65% |
| Agency Conforming | • | • | • | • | • | • | | | | • | 4% |
| Jumbo | • | • | • | • | • | • | | | | • | 5% |
| Reverse Mortgages | | | | | | | | | • | | 2% |
| Subprime | • | • | • | • | • | | | | | • | 9% |
| HELOC | • | • | • | • | • | | | • | | • | 5% |
| Consumer Construction and Lot Loans | • | • | • | • | • | • | | | | | 7% |
| Subdivision Construction | | | | | | | • | | | | 3% |
| Loan Production % of Total | 48.0% | 4.0% | 8.0% | 20.0% | 1.0% | 10.0% | 3.0% | 1.0% | 2.0% | 3.0% | 100% |
| Deposits | | | | | • | | | | | | 100% |

# STRATEGICALLY EXPANDING INTO NEW MARKETS.

At IndyMac, numbers aren't the only things growing year by year. In 2004, we continued to expand our marketing and sales outreach, as well as our national geographic presence. Our home is here in Southern California, but our reach extends across the country.

By leveraging our mortgage banking infrastructure with a broad product mix across a variety of channels, we have built an organization that responds quickly and efficiently to mortgage market demands. As one component of our infrastructure, we have established nine regional operating centers in eight states. We opened two of these centers in 2004. Staffed by employees with strong experience in the mortgage industry, our regional centers offer support and service on a local level to our mortgage banking clients, who then provide our products to consumers. As part of our strategy for expanding into new markets and replicating our business model, we plan to open at least six more regional centers by 2008.

We are expanding in other ways as well. During 2004, we added 183 people to our nationwide sales force, a 47% increase, bringing the total to 573. To enhance the franchise value of our brand, we increased the number of offices in our Southern California branch network by 30%, to 13 from 10. We expect to have a total of approximately 25 branches open by year-end 2005.

We expanded our product portfolio in July 2004 with the acquisition of Financial Freedom, which offers reverse mortgages to seniors age 62 and above. The leading provider of reverse mortgage products in the U.S., Financial Freedom has exceeded our high expectations thus far. Based on the demographic composition of the country, we believe reverse mortgage products offer a tremendous growth opportunity for IndyMac and could become a vital source of financial support for America's senior citizens.

Even as the overall industry transitions to more normal volumes, IndyMac continues to increase its market share by expanding into new regions and offering creative solutions to the needs of homebuyers and homeowners through diverse channels and products.

## NEAR AND FAR

Through relationships with mortgage professionals, real estate professionals and financial institutions, as well as its Southern California branch network, IndyMac is establishing a nationwide presence.



## GEOGRAPHIC EXPANSION

IndyMac has established nine regional operating centers in eight states, with plans to open at least six additional regional centers by 2008.

- Bellevue, Washington
- Columbia, South Carolina
- Irving, Texas
- Kansas City, Missouri
- Marlton, New Jersey
- Norcross, Georgia
- Pasadena, California
- Sacramento, California
- Scottsdale, Arizona

## KEY DRIVERS FOR MORTGAGE PROFESSIONALS DIVISION

| | Key Drivers | Q1 99 | Q4 04 | CAGR |
|---|---|---|---|---|
| **Expansion of Offices, Sales Force & Customers** | Regional Offices | 3 | 9 | 20% |
| | Sales Force | 43 | 573 | 54% |
| | Active Customers | 1,205 | 5,047 | 27% |
| | Geographic Concentration | Currently 81% mortgage production sourced in 10 states | | |

NORTH
SOUTH
EAST
WEST

# A STRONG TRACK RECORD OF GROWTH


Assets
(in millions)
16,000
12,000
8,000
4,000
0
$714
$16,826
92
04
CAGR 30%


EPS
$3.00
2.00
1.00
0
$.21
$3.40(1)
92
04
CAGR 26%

(1) Earnings are presented on a pro forma basis and exclude charges related to implementation of SAB No. 105 and


Employees
5,000
4,000
3,000
2,000
1,000
0
4
5,323
92
04
CAGR 82%

## 2004 RECORD RESULTS REFLECT STRONG GROWTH OVER 2003

Our achievements in 2004 were due to the execution of a solid business model focused on the single-family residential mortgage market. We believe our expertise, experience and product mix position us to continue outperforming our peers even as industry volumes contract. And as always, we continue to focus on providing strong returns to our shareholders.

**RECORD** pro forma EPS, up 13%.

**RECORD** loan production, up 30%.

**RECORD** total assets, up 27%.

**RECORD** pro forma revenues, up 23%.

**RECORD** pro forma earnings, up 23%.

# AN INDYMAC OVERVIEW.

What began as a passive mortgage REIT in 1985 has since evolved into the 10th largest savings and loan, and the 12th largest mortgage lender in the country. What has remained constant is our focus—the single-family residential mortgage market.

We've honed our business model into a hybrid thrift/mortgage banking structure that takes advantage of the high returns on equity offered by mortgage banking and balanced them with the more stable earnings stream provided by prudent investing activities. Each of these offers something the other cannot. Together *they offer more than either can alone, creating a powerful combination for* generating shareholder returns.

**1985**

IndyMac was incorporated as Countrywide Mortgage Investments Inc., a passive real estate investment trust, primarily invested in single-*family, first-lien, residential* mortgage loans and mortgage backed securities.

**1993**

Our current management team was put in place and the Company became an active participant in the mortgage markets as a conduit between the originator *of, and investor in, Jumbo and* non-conforming mortgages.

**1994**

IndyMac became the fourth largest mortgage conduit in the nation. It continued to manage its mortgage investment portfolio and added mortgage-related assets generated by its new operations to its balance sheet.

**1995**

IndyMac extended its role as an intermediary in the mortgage markets by reaching out to smaller mortgage originators through the development of IndyMac correspondent operations. This established a critical link to the smaller mortgage brokers whose services were rapidly gaining popularity.

## Year in Review

- Total shareholder return for 2004 of 20%, significantly exceeding the Dow Jones Industrial Average and S&P 500 returns of 5% and 11%, respectively
- **Record pro forma net revenues** of $871 million, up 23% over 2003
- **Record pro forma earnings** of $211 million, up 23% over 2003
- **Record pro forma EPS** of $3.40, up 13% over 2003
- Return on average equity of 18.3% for both 2004 and 2003
- Declared dividends of $1.21 per share for 2004, an increase of 120% over 2003, providing a current yield of approximately 4%
- **Record total assets** of $16.8 billion, up 27% compared with assets at December 31, 2003
- **Record loan production** of $39 billion, up 30% over 2003
- Non-performing assets declined to 0.73% of total assets, from 0.76% at December 31, 2003
- 2004 marked the completion of our fourth year as a depository institution
- Deposits grew at a 64% compounded annual growth rate since December 31, 2000
- Completed acquisition of Financial Freedom in July, the leading provider of reverse mortgages in the country
- Opened two new regional operating centers in Columbia, S.C. and Phoenix, AZ
- Opened four new branches in Southern California
- IndyMac's mortgage website is ranked the number one overall mortgage Website by Watchfire® GomezPro™, an Internet quality measurement firm, a position it has held for eight of nine measurement periods since Fall 2000

## REPEAT PERFORMANCE

In 2004, IndyMac's consumer mortgage website is once again ranked the number one overall mortgage website by Watchfire GomezPro, an Internet quality measurement firm.

**1997**

IndyMac became independent by acquiring its management company from Countrywide for $76 million in stock, which allowed us to expand our operations. In five short years the Company grew earnings from $2.5 million to $100 million, while remaining focused on the single-family residential mortgage market.

**1998**

IndyMac introduced e-MITS (electronic mortgage information transaction system) to third-party lenders. This allowed mortgage professionals to obtain an approval decision and a ratelock on their customers' loans within minutes over the Internet.

**2000**

To provide greater earnings stability while leveraging its mortgage banking operations, IndyMac terminated its REIT status in 2000 and, with share-holder approval acquired SGV Bancorp to become a consumer depository institution—the foundation for our hybrid thrift/mortgage banking business model.

**2004**

As the mortgage market consolidates and volumes return to more normal levels, we will continue to focus on scaling our business model through the expansion of our branch network in Southern California and the opening of new regional operating centers across the country.

# EXECUTING THE STRATEGY.

## SHAREHOLDER RETURNS*



1400%
1200%
1000%
800%
600%
400%
200%
0%
12/31/92
12/31/93
12/30/94
12/29/95
12/31/96
12/31/97
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
IndyMac Bancorp, Inc.
1159%
Dow Jones
315%
S&P 500
244%


* 1993 marked the transition of IndyMac from a passive investor in mortgage instruments to an active operating mortgage lender.

## EPS*



$4.00
3.50
3.00
2.50
2.00
1.50
1.00
.50
0
$3.40
00*
01*
02
03
04*


CAGR 27%

* 2000 earnings exclude a $25.5 million net gain primarily related to a one-time tax benefit associated with IndyMac's transition from a REIT to a depository institution; 2001 earnings exclude a $10.2 million net charge primarily due to a cumulative effect of a change in accounting principle related to the adoption of EITF 99-20. 2004 excludes a $40 million net charge related to the adoption of SAB No. 105 and purchase accounting related to our acquisition of Financial Freedom.

(In millions)

## ASSETS



$18,000
15,000
12,000
9,000
6,000
3,000
0
$16,826
00
01
02
03
04


CAGR 31%

## PRODUCTION



$40,000
30,000
20,000
10,000
0
$39,048
00
01
02
03
04


CAGR 40%

## DEPOSITS



$6,000
5,000
4,000
3,000
2,000
1,000
0
$5,743
00
01
02
03
04


CAGR 64%

## SERVICING



$60,000
50,000
40,000
30,000
20,000
10,000
0
00
01
02
03


CAGR 38%

"2004 was [illegible] our hybrid thrift/mortgage banking business model [illegible] ability in [illegible] it. [illegible] well positioned to [illegible] ully as we enter 2005."

# IT'S ABOUT



# EXECUTION.

– Michael W. Perry, Chairman & CEO

# LETTER TO SHAREHOLDERS



Dear Shareholders:

**IndyMac's strong performance in 2004 led to record results and significant growth over 2003 in a number of areas:**

- **Record loan production** of $39 billion, a 30% increase
- **Record pro forma net revenues** of $871 million, a 23% increase
- **Record pro forma EPS** of $3.40, a 13% gain
- **Total asset growth** of $3.6 billion to $16.8 billion, a 27% increase
- **Portfolio of loans serviced** for others grew $19.4 billion to $50.2 billion, up 63%
- **Book value** per share of $20.39, up 14%
- Continued **strong pro forma ROE** of 18.3%

## 2004: A YEAR OF RECORDS

We achieved these results by rigorously executing a solid business model focused on the single-family residential mortgage market. Going forward, we believe our hybrid business model focused solely on the home, combined with our diverse product mix and strong team with proven execution, position us to continue outperforming our peers as industry volumes contract. But no matter how the environment changes, we will continue to focus on providing strong returns to you, our shareholders.

## Industry Overview

The long-awaited transition from a refinance-dominated environment to a purchase-oriented one finally arrived. Rate/term refinancing volumes declined 50% to $1.27 trillion, while mortgages to finance home purchases grew 24% to $1.59 trillion. As a result, total industry originations in 2004 declined to $2.85 trillion from $3.81 trillion in 2003, a drop of 25%. As I write this, the Mortgage Bankers Association is forecasting originations of $2.54 trillion for 2005, an 11% decline from last year. Fundamentally, the industry has been transitioning (and is still transitioning) to a more normal market. But as this shift has been occurring, IndyMac's market share has been growing. At the end of the fourth quarter, our market share was 1.71%, up 71% from 1.00% a year ago. In fact, our market share was up year-over-year during every quarter of 2004, supporting our belief that we are able to gain market share and outperform our peers when overall industry originations decline.

Many who reaped the rewards of the refinance boom in the mortgage industry are now finding it difficult to maintain their market share. Others are being acquired by or consolidating into larger financial institutions whose main focus is not the single-family residential mortgage market. For more focused players—such as IndyMac, with its unique product mix—these conditions create opportunities to further increase our market share.

Still, this is a challenging time for us as well. The performance of our web and direct mail division, which historically has been more rate/term refinance focused, has mirrored the broader market and not performed as well as our other divisions, but it is still making a small profit. We are in the process of retooling this operation with a more targeted marketing strategy and better cost containment. In addition, we see opportunities to improve profitability as we attain greater scale, as evidenced by the fact that our current average cost to produce a loan is still greater than our marginal cost. In short, we may experience some near-term misses on our execution, and there's room for improvement in some areas, but the challenges ahead are certainly manageable. (They're by no means as difficult as was our transformation from a REIT to a depository, or our development of a management team with the expertise to build scale.) We are confident we have the right foundation with our hybrid thrift/mortgage banking business model and strong team to continue providing solid returns to our shareholders.

While we expect the mortgage industry to return to more normal volumes going forward, we still believe it is an excellent industry to be in. With an historical annual average growth rate of 7%-8% over the last few decades, the industry offers ample opportunities for continued expansion—particularly for those whose sole focus is on the single-family residential mortgage market.

## Progress on Our Strategic Plan

Last year in my annual letter I introduced our goals of becoming the eighth largest originator in the country by 2008, with earnings of $8.00 per share. I can report that we are well on our way toward achieving these goals. In the ranking prepared by *National Mortgage News*, we moved up to 12th largest residential originator at the end of the fourth quarter of 2004 from 19th largest at the end of 2003. This improvement was a reflection of our increased market share. In addition, our earnings per share (on a pro forma basis) were up 13% for the year, in contrast to our original expectations of relatively flat earnings in 2004. We made this progress by successfully executing our hybrid thrift/mortgage banking business model with its focus on the following core strategies: 1) Leveraging our mortgage-lending infrastructure and creating specialty and niche products; 2) Balancing our earnings by expanding our retail banking franchise and building our investment portfolio; and 3) Building a strong team with expertise and the ability to execute in mortgage manufacturing, risk-based lending, trading and investing.

## Leveraging Infrastructure and Expanding Product Mix

We made significant headway with the first of the three strategies. During 2004, we opened two new regional mortgage operations centers: one in South Carolina and one in Arizona. These additions bring us to a total of nine regional centers around the country. Each regional operations center is staffed by a strong sales force and a back office mortgage operations team that support the mortgage and real estate professionals that provide our products to consumers in their geographic region. Across the country, we expanded our sales force that is focused on mortgage professionals and we increased our customer base of active mortgage professionals. Over the course of the year, the sales force grew by 183 people to 573, an increase of 47%, while the customer base grew by 1,500 to 5,047, an increase of 42%.

In July 2004 we acquired Financial Freedom, expanding our product mix with the addition of reverse mortgages. For those who aren't familiar with them, reverse mortgages allow senior citizens to access equity from their home via a lump sum payment, annuity-style payments or a line of credit, with no recourse to the borrower, no repayment while the borrower occupies the home and a repayment amount that cannot exceed the value of the home (after cost of sale). This is an excellent example of our strategy to grow market share through niche products that complement our core competency as a single-family residential mortgage lender. Given the country's current and projected demographic profile and the enormous consumer home equity that has built up over the last several years, we believe reverse mortgages are an area that has the potential for very healthy growth in the years to come.

## Balancing Earnings and Expanding the Branch Network

Our hybrid business model has worked exactly as planned in enabling us to achieve better balance in our earnings stream. Average earning assets grew 45% in 2004 to $15.5 billion. In addition, the returns from our investing and HELOC activities, where the bulk of our capital is deployed, improved from a 3% return on equity in 2003 to an 11% return on equity in 2004, mitigating the decline in our mortgage banking returns. As a result, our strong overall return on equity of 18% in 2004 was consistent with our overall return on equity of 18% for 2003.

## Building a Strong Team

Regarding our third strategy, we have built a strong team with outstanding leadership ability and broad experience in the single-family residential mortgage market. With the management team maturing as a group, we are now focusing our attention on expanding into new markets and replicating our business model through new regional operating centers across the country.

This same maturation can be seen in our company as a whole. Since 1993, IndyMac has grown from a small entrepreneurial firm of only four employees to a company that employs more than 5,300 people and is a member of the Russell 1000 and S&P 400 indices. Moreover, IndyMac has put in place a culture of meritocracy that rewards achievement and ties compensation to performance. These characteristics have the effect of encouraging innovation while keeping overhead in line with results.

Our transformation from a REIT to an FDIC insured depository took tremendous energy and effort. Conforming to regulatory demands and establishing appropriate protocols and internal controls drew attention away from driving revenues and profits. But that's behind us now and our hybrid model has proved itself, diversifying earnings and providing a stable foundation for attaining our goals. Technology offers opportunities for greater scale in our domestic operations, and global outsourcing provides opportunities for cost containment in processes that cannot be automated. Our off-shore workforce grew from 40 to 340 during 2004, with an expected run rate of $13 million in pretax savings. Going forward, we will continue our focus on operational execution and excellence.

## Welcome Aboard

It's my pleasure to welcome Stuart A. Gabriel to the Board of Directors of IndyMac Bank. Stuart is the Director of the University of Southern California's Lusk Center for Real Estate, where he holds the Lusk Chair in Real Estate. He also serves as a Professor of Finance and Business at USC's Marshall School of Business and at USC's School of Policy, Planning and Development. Stuart's research interests include mortgage prepayment and default risk, urban housing and labor markets and housing market adjustment mechanisms. Prior to joining the USC faculty, Stuart served on the economics staff of the Federal Reserve Board in Washington, D.C., and more recently he was a Visiting Scholar at the Federal Reserve Bank of San Francisco. The addition of Stuart, with his strong mortgage banking and real estate background, brings added strength to an already impressive Board.

I also want to welcome all the employees of Financial Freedom to the IndyMac family. We are excited to have you aboard and look forward to a very productive collaboration.

## In Closing ...

As we consider what lies ahead in our work and our lives, we anticipate both challenges and successes—and are thankful for the opportunity to experience both. We are especially grateful for the sacrifices of our service men and women around the world, several from IndyMac, who ensure our safety here at home. When you see them in the course of your travels, tip your hat, shake their hands and thank them for their efforts on our behalf.

Closer to home, I'd like to take this opportunity to thank all our customers, employees and shareholders for their continuing support of IndyMac. I look forward to working on your behalf in the coming year.



Michael W. Perry
Chairman and Chief Executive Officer

# CORPORATE GOVERNANCE

### Corporate Governance

IndyMac's Board of Directors and its senior management team are dedicated to principles of sound corporate governance. We continually review, discuss and implement best practices as they emerge. Our adherence to these practices is reflected in a consistently high corporate governance quotient (CGQ), a rating score calculated by Institutional Shareholder Services. The CGQ ranks a company against its index peer groups and industry peer groups. Since its initial rating in July 2002, IndyMac has been ranked among the top companies in its S&P 400 and banking peer groups. Because the CGQ is a dynamic rating that is influenced by the actions of the companies in our peer indices, it can change daily. As of February 14, 2005, IndyMac was ranked in the top 4% of its banking peer group and in the top 13% of its S&P 400 peer group.

### Sarbanes-Oxley

During the last year, management performed its assessment of the design and operating effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act (SOX). The assessment was performed based on the Committee of Sponsoring Organizations (COSO) framework for internal controls and was consistent with the applicable guidelines set forth in Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 2 on Internal Controls, which was approved by the SEC on June 17, 2004. Although IndyMac had been required to follow Federal Deposit Insurance Corporation Improvement Act (FDICIA) financial control assessments, SOX requirements related to testing and documentation were greater.

IndyMac's effort to comply with these detailed requirements was significant, costing over $5 million dollars spent on both internal resources and external specialists. To perform the assessment, the Company set up a SOX Project Oversight Committee led by the Chief Financial Officer, Chief Risk Officer, Chief Accounting Officer and Chief Audit Executive. The team worked with the CEO and obtained oversight from the Board Audit Committee at least quarterly. The SOX Committee ensured the adequacy of the scope of the work, determined the significance of any control issues identified, and approved plans/resources related to resolving control issues.

As outlined in management's assessment included in this report on page 45, as of December 31, 2004, management had determined the design and operation of controls related to financial reporting to be effective. None of the control issues identified were material weaknesses. Overall, the Section 404 assessment has resulted in improved controls over financial reporting. Going forward, management expects that in 2005 the SOX process will be more efficient than in 2004.

### Corporate Giving

Through the Community Reinvestment Act, IndyMac provides support to a number of nonprofit, community-based organizations that help to secure and preserve affordable housing. Support is also provided for organizations that have a strong positive impact on the quality of life in the communities we work in. Among them are Chrysalis and Hope Though Housing. Chrysalis is an organization dedicated to helping economically disadvantaged and homeless individuals become self-sufficient through employment opportunities—92% of individuals completing Chrysalis' Job Readiness Curriculum secure employment. Hope Through Housing provides affordable, safe and clean housing for low-income families and works to revitalize entire neighborhoods.

In addition to its CRA commitments, IndyMac administers a Corporate Giving program that supports a variety of charitable organizations. Grants are provided for children's services, educational initiatives and community enrichment programs. In 2004, total corporate giving increased by 18% and total employee giving increased by 7%.

A major Company-wide initiative last year was Operation Phone Home, a USO-sponsored effort to raise money for the purchase of 9,000 phone cards to be distributed to U.S. troops around the world. Each phone card provides a member of America's armed forces with a 100-minute lifeline to loved ones back home. To date, IndyMac's combined employee and corporate contribution to Operation Phone Home is more than double the largest donation from any other source.


Compliments of
IndyMac Bank.
USO
100
Within the U.S./International flat rates vary.
AT&T
Phone
Card
AT&T

Through the Company's "IndyMac Match" program, employees can have gifts to their favorite charities matched dollar-for-dollar by IndyMac. In response to the tragedy unleashed by the Southeast Asian tsunami, IndyMac provided a $50,000 match for employee gifts to relief organizations, such as the Red Cross International Response Fund, that are providing assistance in devastated areas. To date, combined employee and corporate giving total more than $130,000 for relief efforts.

Across the globe and in its own backyard, IndyMac and its employees are making a difference in the world.

| 2004 COMMUNITY INVOLVEMENT | |
|---|---|
| YMCA of Pasadena | $ 71,730 |
| Tsunami Relief | 50,000 |
| Boy Scouts of America | 35,000 |
| San Marino Public Library | 33,333 |
| Chrysalis | 25,000 |
| Hope Through Housing Foundation | 25,000 |
| Para Los Ninos | 25,000 |
| Pasadena Playhouse | 25,000 |
| Pasadena POP's Orchestra | 25,000 |
| Pasadena Symphony | 25,000 |
| Verbum Dei High School Work Study Program | 25,000 |
| USO Operation Phone Home | 20,000 |
| Wellness Community | 20,000 |
| All Other Gifts | 478,540 |
| Total Corporate Giving | $883,603 |
| Total Employee Giving | $161,043 |

# BOARD PROFILES



**Directors**

**INDYMAC BANCORP AND INDYMAC BANK***

**Michael W. Perry, Chief Executive Officer and Chairman of the Board of Directors of IndyMac and IndyMac Bank**
Mr. Perry has been leading the day-to-day operations of IndyMac since January 1993. Under his leadership, IndyMac has grown from four employees, $714 million in assets and a market cap of $75 million to 5,323 employees, total assets of $16.8 billion and a market cap of $2.1 billion, as of December 31, 2004. He has over 20 years of business experience with financial institutions, real estate firms and mortgage banking companies, including four years as a certified public accountant with KPMG Peat Marwick LLP.

**Louis E. Caldera, President, University of New Mexico**
Mr. Caldera has an extensive background in public service including the following:

- Appointed Secretary of the Army for the Clinton Administration
- Appointed Managing Director and Chief Operating Officer of the Corporation for National and Community Service for the Clinton Administration
- Three terms as a representative in the California State Assembly
- Vice Chancellor for University Advancement of the California State University System

He serves on the Board of Directors of Belo Corporation and Southwest Airlines. Mr. Caldera received a B.S. from the United States Military Academy, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

*For more extensive biographies, please see IndyMac's 2004 proxy statement.

**Lyle E. Gramley**
Mr. Gramley is a former member of the Board of Governors of the Federal Reserve System. From September 1985 through May 2002, he was employed by the Mortgage Bankers Association of America as its Chief Economist and, more recently, as a consulting economist. Since June 2002, Mr. Gramley has been a Senior Economic Advisor with the Stanford Washington Research Group. He serves on the Board of Trustees of numerous mutual funds administered by Dreyfus Service Corporation.

**Hugh M. Grant**
Mr. Grant spent approximately 38 years with Ernst & Young LLP (including service with Arthur Young & Company before its 1989 merger with Ernst & Whinney) where, among other things, he was Vice-Chairman and Regional Managing Partner-Western United States.

**Patrick C. Haden**
Mr. Haden has been a general partner of Riordan, Lewis & Haden, a private equity investment firm, since 1987. Mr. Haden graduated Magna Cum Laude, Phi Beta Kappa from the University of Southern California and was awarded a Rhodes Scholarship to study Economics at Oxford University in England. Mr. Haden received a J.D. from Loyola Law School.

**Terrance G. Hodel**
Mr. Hodel most recently served as Chief Executive Officer of Paymap, Inc. from 2001 to May 2003. Mr. Hodel's three decades of mortgage banking experience include acting as President and Chief Operating Officer of North American Mortgage Company, from 1992 to 1997 when the company was acquired by Dime Bancorp, Inc. Prior to his service at North American Mortgage Company, Mr. Hodel served as President and Chief Executive Officer of IMCO Realty Services, a large mortgage banking company, from 1985 to 1992, and was President and Chief Executive Officer of Wells Fargo Mortgage Company from 1979 to 1985.

**Robert L. Hunt II**
Mr. Hunt has three decades of experience working with regulated financial institutions, holding several senior executive-level positions, including 15 years at Coast Savings Financial, Inc., where he was President and Chief Operating Officer at the time of its acquisition in 1998. Prior to his service at Coast Federal Bank, Mr. Hunt held the position of Vice President and Controller of Fidelity Federal Savings and Loan from 1980 to 1983 and was an audit manager at the public accounting firm of KPMG Peat Marwick where he served from 1972 to 1980.

**James R. Ukropina, Esq., Chief Executive Officer of Directions, LLC, a management and strategic consulting firm.**
Since February 2001, Mr. Ukropina has been Of Counsel to O'Melveny & Myers LLP and from 1992 to that date he served as a senior partner with that firm. Mr. Ukropina has extensive legal and consulting experience in the area of corporate governance. He has served on numerous boards, in both the private and public sectors; among them, Lockheed Martin Corporation, Central Natural Resources and Pacific Life Insurance. His former board affiliations include Stanford University, the California Business Roundtable and the California Economic Development Corporation. Mr. Ukropina received an A.B. from Stanford University, an M.B.A. from the Stanford Graduate School of Business Administration, and an L.L.B. from the University of Southern California Law School, where he was Editor-in-Chief of the Southern California Law Review.

**Senator John Seymour (ret.)**
Served as a California State Senator from 1982 to 1991 and as a United States Senator from 1991 to 1992 as a late-term replacement for California's newly elected Governor. Drawing on his extensive background spanning 40 years in the real estate industry, Senator Seymour served as the Chief Executive Officer of the Southern California Housing Development Corporation. Mr. Seymour has served on a number of financial service boards including Los Angeles Federal Savings Bank and Countrywide Financial Services.

**INDYMAC BANK**

**Stuart A. Gabriel**
Mr. Gabriel has been a director of IndyMac Bank since September of 2004. Mr. Gabriel is the Director of the University of Southern California's (USC's) Lusk Center for Real Estate, where he holds the Lusk Chair in Real Estate. He also serves as a Professor of Finance and Business at USC's Marshall School of Business and at USC's School of Policy, Planning and Development. In 2004, he was elected President of the American Real Estate and Urban Economics Association. Mr. Gabriel serves on the editorial boards of numerous economic journals, including *Real Estate Economics, Journal of Housing Economics, Housing Policy Debate* and *Real Estate Finance.* Prior to joining the USC faculty in 1990, Mr. Gabriel served on the economics staff of the Federal Reserve Board in Washington, D.C. In recent years, he also has been a Visiting Scholar at the Federal Reserve Bank of San Francisco.

**Lydia H. Kennard**
Ms. Kennard served as Executive Director of Los Angeles World Airports ("LAWA") from August 1999 to November 2003. She joined LAWA in 1994 as Deputy Executive Director for Design and Construction. Prior to this, she was President of KDG Development Construction Consulting ("KDG"), a Los Angeles-based firm specializing in land-use planning, development, programming and construction management for public and private sector clients. Ms. Kennard is currently serving as Chairman of KDG. Ms. Kennard received a B.A. from Stanford University, a Masters from the Massachusetts Institute of Technology and a J.D. from Harvard Law School.

## COMMITTEE COMPOSITION[2]

**Audit Committee[1]**
Hugh M. Grant (chair)
Robert L. Hunt II
James R. Ukropina, Esq.

**Management Development & Compensation**
James R. Ukropina, Esq. (chair)
Louis E. Caldera
Senator John Seymour (ret.)

**Nominating & Governance**
Senator John Seymour (ret.) (chair)
Louis E. Caldera
James R. Ukropina, Esq.

**Asset & Liability**
Robert L. Hunt II (chair)
Stuart A. Gabriel
Lyle E. Gramley
Terrence G. Hodel

**Community Lending, Compliance & Technology**
Lydia H. Kennard (chair)
Stuart A. Gabriel
Patrick C. Haden

**Strategic & Financial Planning**
Patrick C. Haden (chair)
Lyle E. Gramley
Hugh M. Grant
Terrence G. Hodel

[1] All members of the Audit Committee meet the SEC definition of Audit Committee financial experts.
[2] All committee members are independent directors.

# CONSOLIDATED BALANCE SHEETS

| Dollars in thousands, except per share data | December 31, 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 356,157 | $ 115,485 |
| Securities classified as *trading* (*$54.4 million and* $70.9 *million pledged as collateral for borrowings at* December 31, 2004 and 2003, respectively) | 235,036 | 223,632 |
| Securities classified as available for sale, amortized cost of $3.5 billion and $1.6 billion at December 31, 2004 and 2003, respectively ($2.3 billion and $1.5 billion pledged as collateral for borrowings at December 31, 2004 and 2003, respectively) | 3,454,435 | 1,613,974 |
| Loans receivable: | | |
| Loans held for sale | | |
| Prime | 3,491,064 | 2,196,488 |
| Subprime | 563,274 | 295,008 |
| HELOC | 358,410 | — |
| Consumer lot loans | 32,824 | 81,752 |
| Total loans held for sale | 4,445,572 | 2,573,248 |
| Loans held for investment | | |
| SFR mortgage | 4,458,784 | 4,945,439 |
| Consumer construction | 1,443,450 | 1,145,526 |
| Builder construction | 643,116 | 484,397 |
| HELOC | 45,932 | 711,494 |
| Land and other mortgage | 158,471 | 162,329 |
| Allowance for loan losses | (52,891) | (52,645) |
| Total loans held for investment | 6,696,862 | 7,396,540 |
| Total loans receivable ($8.1 billion and $7.6 billion pledged as collateral for borrowings at December 31, 2004 and 2003, respectively) | 11,142,434 | 9,969,788 |
| *Mortgage servicing rights* | 640,794 | 443,688 |
| Investment in Federal Home Loan Bank stock | 390,716 | 313,284 |
| Interest receivable | 78,827 | 51,758 |
| Goodwill and other intangible assets | 81,445 | 33,697 |
| Foreclosed assets | 19,161 | 23,677 |
| Other assets | 426,639 | 451,408 |
| Total assets | $16,825,644 | $13,240,391 |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits | $ 5,743,479 | $ 4,350,773 |
| Advances from the Federal Home Loan Bank | 6,162,000 | 4,934,911 |
| Other borrowings | 3,162,241 | 2,622,094 |
| Other liabilities | 493,953 | 315,182 |
| Total liabilities | 15,561,673 | 12,222,960 |
| **Shareholders' Equity** | | |
| Preferred stock—authorized, 10,000,000 shares of $0.01 par value; none issued | — | — |
| Common stock—authorized, 200,000,000 shares of $0.01 par value; issued 91,168,915 shares (61,995,480 outstanding) at December 31, 2004 and issued 85,914,552 shares (56,760,375 outstanding) at December 31, 2003 | 912 | 859 |
| Additional paid-in-capital | 1,186,682 | 1,043,856 |
| Accumulated other comprehensive loss | (20,304) | (26,454) |
| Retained earnings | 616,516 | 518,408 |
| Treasury stock, 29,173,435 shares and 29,154,177 shares at December 31, 2004 and December 31, 2003, respectively | (519,835) | (519,238) |
| Total shareholders' equity | 1,263,971 | 1,017,431 |
| Total liabilities and shareholders' equity | $ 16,825,644 | $ 13,240,391 |

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and Supplementary Data

# CONSOLIDATED STATEMENTS OF EARNINGS

| *Dollars in thousands, except per share data* | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| **Interest income** | | | |
| Mortgage-backed and other securities | $ 143,351 | $ 83,903 | $ 112,065 |
| Loans held for sale | | | |
| Prime | 212,711 | 180,630 | 127,571 |
| Subprime | 40,841 | 26,009 | 12,416 |
| HELOC | 14,298 | — | 6,929 |
| Consumer lot loans | 9,644 | 7,699 | 1,582 |
| Total loans held for sale | 277,494 | 214,338 | 148,498 |
| Loans held for investment | | | |
| SFR mortgage | 201,722 | 140,588 | 89,864 |
| Consumer construction | 70,288 | 60,392 | 55,660 |
| Builder construction | 36,427 | 33,321 | 37,501 |
| HELOC | 11,951 | 21,885 | 3,124 |
| Land and other mortgage | 12,289 | 11,610 | 23,687 |
| Total loans held for investment | 332,677 | 267,796 | 209,836 |
| Other | 14,086 | 9,804 | 6,705 |
| Total interest income | 767,608 | 575,841 | 477,104 |
| **Interest expense** | | | |
| Deposits | 103,612 | 87,828 | 105,188 |
| Advances from Federal Home Loan Bank | 145,925 | 113,032 | 101,647 |
| Other borrowings | 113,009 | 64,044 | 60,981 |
| Total interest expense | 362,546 | 264,904 | 267,816 |
| Net interest income | 405,062 | 310,937 | 209,288 |
| Provision for loan losses | 8,170 | 19,700 | 16,154 |
| Net interest income after provision for loan losses | 396,892 | 291,237 | 193,134 |
| **Other income** | | | |
| Gain on sale of loans | 363,813 | 387,311 | 300,800 |
| Service fee (loss) income | (12,453) | (16,081) | 19,197 |
| (Loss) gain on mortgage-backed securities, net | (23,804) | (30,853) | 4,439 |
| Fee and other income | 79,926 | 76,525 | 57,736 |
| Total other income | 407,482 | 416,902 | 382,172 |
| Net revenues | 804,374 | 708,139 | 575,306 |
| **Other expense** | | | |
| Operating expenses | 521,377 | 424,605 | 344,058 |
| Amortization of other intangible assets | 701 | 852 | 1,088 |
| Total other expense | 522,078 | 425,457 | 345,146 |
| Earnings before provision for income taxes and minority interests | 282,296 | 282,682 | 230,160 |
| Provision for income taxes | 111,507 | 111,379 | 86,767 |
| Net earnings before minority interests | 170,789 | 171,303 | 143,393 |
| Minority interests | (267) | — | — |
| Net earnings | $ 170,522 | $ 171,303 | $ 143,393 |
| *Earnings per share:* | | | |
| Basic | $ 2.87 | $ 3.10 | $ 2.47 |
| Diluted | $ 2.74 | $ 3.01 | $ 2.41 |
| Weighted-average shares outstanding | | | |
| Basic | 59,513 | 55,247 | 58,028 |
| Diluted | 62,152 | 56,926 | $ 59,592 |
| Dividends paid per share | $ 1.21 | $ 0.55 | — |

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| Dollars in thousands | Shares Outstanding | Common Stock | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Comprehensive Income | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2001 | 60,366,266 | $833 | $ 996,649 | $ 570 | $ 234,314 | | $ (387,228) | $ 845,138 |
| Common stock options exercised | 617,243 | 7 | 9,803 | — | — | — | — | 9,810 |
| Net directors' and officers' notes receivable payments | — | — | (168) | — | — | — | — | (168) |
| Deferred compensation, restricted stock | 28,447 | — | 1,619 | — | — | — | — | 1,619 |
| Net gain on mortgage securities available for sale | — | — | — | 476 | — | $ 476 | — | 476 |
| Net unrealized loss on derivatives used in cash flow hedges | — | — | — | (18,793) | — | (18,793) | — | (18,793) |
| Purchases of common stock | (6,183,811) | — | — | — | — | — | (131,543) | (131,543) |
| Dividend reinvestment plan | 1,341 | — | 33 | — | — | — | — | 33 |
| Net earnings | — | — | — | — | 143,393 | 143,393 | — | 143,393 |
| Total comprehensive income | — | — | — | — | — | 125,076 | — | — |
| Balance at December 31, 2002 | 54,829,486 | 840 | 1,007,936 | (17,747) | 377,707 | | (518,771) | 849,965 |
| Common stock options exercised | 1,740,786 | 19 | 33,114 | — | — | — | — | 33,133 |
| Net directors' and officers' notes receivable payments | — | — | 502 | — | — | — | — | 502 |
| Deferred compensation, restricted stock | 214,219 | — | 2,304 | — | — | — | — | 2,304 |
| Net loss on mortgage securities available for sale | — | — | — | (5,414) | — | (5,414) | — | (5,414) |
| Net unrealized loss on derivatives used in cash flow hedges | — | — | — | (3,293) | — | (3,293) | — | (3,293) |
| Purchases of common stock | (24,116) | — | — | — | — | — | (467) | (467) |
| Cash dividends | — | — | — | — | (30,602) | — | — | (30,602) |
| Net earnings | — | — | — | — | 171,303 | 171,303 | — | 171,303 |
| Total comprehensive income | — | — | — | — | — | 162,596 | — | — |
| Balance at December 31, 2003 | 56,760,375 | 859 | 1,043,856 | (26,454) | 518,408 | | (519,238) | 1,017,431 |
| Common stock issued | 3,330,000 | 33 | 100,138 | — | — | — | — | 100,171 |
| Common stock options exercised | 1,798,215 | 20 | 39,796 | — | — | — | — | 39,816 |
| Net directors' and officers' notes receivable payments | — | — | 65 | — | — | — | — | 65 |
| Deferred compensation, restricted stock | 126,148 | — | 2,827 | — | — | — | — | 2,827 |
| Net loss on mortgage securities available for sale | — | — | — | (2,243) | — | (2,243) | — | (2,243) |
| Net unrealized loss on derivatives used in cash flow hedges | — | — | — | 8,393 | — | 8,393 | — | 8,393 |
| Purchases of common stock | (19,258) | — | — | — | — | — | (597) | (597) |
| Cash dividends | — | — | — | — | (72,414) | — | — | (72,414) |
| Net earnings | — | — | — | — | 170,522 | 170,522 | — | 170,522 |
| Total comprehensive income | — | — | — | — | — | $176,672 | — | — |
| Balance at December 31, 2004 | 61,995,480 | $912 | $1,186,682 | $ (20,304) | $ 616,516 | | $ (519,835) | $1,263,971 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Dollars in thousands | Year ended December 31, 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net earnings | $ 170,522 | $ 171,303 | $ 143,393 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | |
| Total amortization and depreciation | 225,272 | 186,801 | 139,850 |
| Provision for valuation adjustment of mortgage servicing rights | 40,666 | 5,543 | 107,387 |
| Gain on sale of loans | (363,813) | (387,311) | (300,800) |
| Loss (gain) on mortgage-backed securities, net | 23,804 | 30,853 | (4,439) |
| Provision for loan losses | 8,170 | 19,700 | 16,154 |
| Net increase (decrease) in deferred tax liability | 40,011 | 57,942 | (6,953) |
| Net decrease (increase) in mortgage servicing rights | 69,382 | 7,527 | (376) |
| Net decrease (increase) in other assets and liabilities | 230,542 | (5,470) | (56,041) |
| Net cash provided by operating activities before activity for trading securities, loans held for sale and premiums paid for derivative instruments | 444,556 | 86,888 | 38,175 |
| Net sales (purchases) of trading securities | 100,687 | 597,848 | (227,708) |
| Net purchases of loans held for sale | (5,677,096) | (3,031,498) | (723,617) |
| Net cash provided by (used in) operating activities | (5,131,853) | (2,346,762) | (913,150) |
| **Cash flows from investing activities:** | | | |
| Net sales (purchases) of and payments from loans held for investment | 2,655,524 | (861,473) | (529,004) |
| Net purchases of mortgage-backed securities available for sale | (211,137) | (43,774) | (361,476) |
| Net increase in investment in Federal Home Loan Bank stock, at cost | (77,432) | (157,841) | (55,447) |
| Net purchases of property, plant and equipment | (59,140) | (102,600) | (37,425) |
| Purchase of Financial Freedom, net of cash received | (82,152) | — | — |
| Net cash provided by (used in) investing activities | 2,225,663 | (1,165,688) | (983,352) |
| **Cash flows from financing activities:** | | | |
| Net increase (decrease) in deposits | 1,392,706 | 1,210,271 | (98,368) |
| Net increase in advances from Federal Home Loan Bank | 1,227,000 | 2,212,914 | 722,170 |
| Net increase (decrease) in borrowings | 430,114 | (53,498) | 1,436,374 |
| Net proceeds from issuance of common stock | 100,171 | — | — |
| Net proceeds from issuance of trust preferred debentures | 30,000 | 58,962 | — |
| Net proceeds from stock options and notes receivable | 39,882 | 33,635 | 11,294 |
| Cash dividends paid | (72,414) | (30,602) | — |
| Purchases of common stock | (597) | (467) | (131,543) |
| Net cash provided by financing activities | 3,146,862 | 3,431,215 | 1,939,927 |
| Net increase (decrease) increase in cash and cash equivalents | 240,672 | (81,235) | 43,425 |
| Cash and cash equivalents at beginning of year | 115,485 | 196,720 | 153,295 |
| Cash and cash equivalents at end of year | $ 356,157 | $ 115,485 | $ 196,720 |
| **Supplemental cash flow information:** | | | |
| Cash paid for interest | $ 329,746 | $ 262,518 | $ 268,842 |
| Cash paid for income taxes | $ 35,865 | $ 42,362 | $ 57,595 |
| **Supplemental disclosure of non-cash investing and financing activities:** | | | |
| Net transfer of loans held for sale to loans held for investment | $ 2,897,097 | $2,794,344 | $ 473,959 |
| Recharacterization of loans to mortgage-backed securities available for sale | $(1,419,400) | $ — | $ — |
| Net transfer of mortgage-backed securities available for sale to trading | $ — | $ — | $ 219,749 |
| Net transfer of mortgage-servicing rights to trading securities | $ 5,362 | $ 47,311 | $ 75,371 |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IndyMac Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004 (not presented herein), and in our report dated February 23, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IndyMac Bancorp, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2005 expressed an unqualified opinion thereon.



Los Angeles, California
February 23, 2005

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that IndyMac Bancorp, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IndyMac Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of IndyMac Bancorp, Inc.'s internal control over financial reporting included controls over the preparation of financial statements in accordance with the Office of Thrift Supervision Instructions for Thrift Financial Reports. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that IndyMac Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, IndyMac Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IndyMac Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004, and our report dated February 23, 2005 expressed an unqualified opinion thereon.



Los Angeles, California
February 23, 2005

# REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

**Financial Statements**

IndyMac Bancorp, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2004, and for the year then ended. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include some amounts that are based on judgments and estimates of management.

**Internal Control Over Financial Reporting**

We, as members of management of the Company, are responsible for (i) preparing the consolidated financial statements of the Company, and (ii) establishing and maintaining effective internal control over financial reporting, including in connection with the preparation and reporting of the Company's consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the Office of Thrift Supervision Instructions for Thrift Financial Reports (the "TFR instructions"). Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms and actions taken to correct deficiencies as they are identified.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of such controls are met. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions as of December 31, 2004. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. We believe our assessment is consistent with the applicable guidance issued by the Securities and Exchange Commission and provided in Public Company Accounting Oversight Board Auditing Audit Standard No. 2. Based on this assessment, we assert that, as of December 31, 2004 and based on the specified criteria, the Company maintained effective internal control over financial reporting, including the preparation and reporting of the Company's consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR instructions.

In addition to issuing an opinion on the Company's financial statements, the Company's independent auditors have also issued an attestation report on our assessment of the Company's internal control over financial reporting.



Michael W. Perry
Chairman and
Chief Executive Officer



Scott Keys
Executive Vice President and
Chief Financial Officer



Jeffrey W. Lankey
Senior Vice President and
Chief Accounting Officer

February 23, 2005

## Forward-Looking Statements

Certain statements contained herein may be deemed to be forward-looking statements within the meaning of the federal securities laws. The words "anticipate," "believe," "estimate, "expect," "project," "plan," "forecast," "intend," "goal," "target," and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including the effect of economic and market conditions; the level and volatility of interest rates; the Company's hedging strategies, hedge effectiveness and asset and liability management; the accuracy of subjective estimates used in determining the fair value of financial assets of IndyMac; credit risks with respect to our loans and other financial assets; the impact of changes in financial accounting standards; the actions undertaken by both current and potential new competitors; the availability of funds from IndyMac's lenders and from loan sales and securitizations, to fund mortgage loan originations and portfolio investments; the execution of IndyMac's growth plans and ability to gain market share in a significant market transition; the effective integration of Financial Freedom into the operations of IndyMac; the impact of current, pending or future legislation, regulations or litigation; and other risk factors described in the reports that IndyMac files with the Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and its reports on Form 8-K.

# DIRECTORY OF EXECUTIVES



## Directors

**INDYMAC BANCORP & INDYMAC BANK**

**Michael W. Perry**
Chairman &
Chief Executive Officer

**James R. Ukropina, Esq.**
Presiding Director
Chief Executive Officer
Directions, LLC

**Louis E. Caldera**
President
University of New Mexico

**Lyle E. Gramley**
Senior Economic Adviser
Stanford Washington
Research Group

**Hugh M. Grant**
Retired Vice Chairman
Ernst & Young, LLP

**Patrick C. Haden**
General Partner
Riordan, Lewis & Haden
Equity Investments

**Terrance G. Hodel**
Former President &
Chief Operations Officer
North American
Mortgage Company

**Robert L. Hunt II**
Former President &
Chief Operations Officer
Coast Savings Financial Inc.

**Senator John Seymour (ret.)**
Former Chief Executive Officer
Southern California Housing
Development Corporation

**INDYMAC BANK**

**Stuart A. Gabriel**
Director & Lusk Chair
in Real Estate at the
University of Southern
California Lusk Center
for Real Estate

**Lydia H. Kennard**
Chairman
KDG Development
Construction Consulting

## Directors Emeritus

**Thomas J. Kearns**
**Frederick J. Napolitano**

## Executive Committee

**Michael W. Perry**
Chairman &
Chief Executive Officer

**Scott Keys**
Executive Vice President
Chief Financial Officer

**S. Blair Abernathy**
Executive Vice President
Investment Portfolio,
Whole Loans and MBS

**Ashwin Adarkar**
Executive Vice President
Chief Executive Officer
Consumer Bank
Corporate Development
& Global Resources

**Gary D. Clark**
Executive Vice President
Chief Information Officer, MBPAT

**John D. DelPonti, Jr.**
Executive Vice President
Chief Risk Officer

**Sherry M. DuPont**
Executive Vice President
General Counsel

**Anthony L. Ebers**
Executive Vice President
Consumer Direct & Indirect
Lending and Servicing

**James A. Fraser**
Executive Vice President
Chief Executive Officer
Consumer Construction Lending

**Gulshan Garg**
Executive Vice President
Chief Technology Officer, MBPAT

**Patrick A. Hymel**
Executive Vice President
Retained Assets

**R. Patterson Jackson III**
Executive Vice President
Chief Executive Officer
Home Equity Division &
Government Lending

**James R. Mahoney**
Executive Vice President
Chief Executive Officer
Financial Freedom

**Raymond D. Matsumoto**
Executive Vice President
Enterprise Process & Technology

**Michelle Minier**
Executive Vice President
SFR Lending Operations &
Risk Management

**Grosvenor G. Nichols**
Executive Vice President
Chief Administrative Officer

**John D. Olinski**
Executive Vice President
Secondary Marketing &
Retained Assets

**Thomas H. Potts**
Executive Vice President
Corporate Finance

**Frank M. Sillman**
Executive Vice President
Chief Executive Officer
Mortgage Professionals

**Scott W. Van Dellen**
Executive Vice President
Chief Executive Officer
Homebuilder Division

**Charles A. Williams**
Executive Vice President
Chief Audit Executive

**Richard H. Wohl**
Chief Executive Officer
IndyMac Mortgage Bank

**Francisco Nebot**
Senior Vice President
Whole Loan Portfolio

**Executive Vice Presidents**

James M. Banks
Jill I. Barnes
Drew R. Buccino
Kevin D. Cochrane
Edward L. Goddin
Charles T. Holroyd, Jr.
Kenneth R. Horner
James R. Jerwers
Richard C. Lieber
Pamela K. Marsh
Mark A. Mozilo
Mark C. Nelson
James D. Nichols, Jr.
Joel M. Packer
Tim D. Ray
Jules Vogel

**Senior Vice Presidents**

Anwar Akram
Brent Anderson
David M. Balsam
William B. Barber
James L. Barbour
Alpino Benedetti
Jeffrey M. Birdsell
Wendy L. Cariello
Brian N. Carter
Mohan Chhabra
Christina Ching
Marianne Churney
Craig Corn
Scott B. Cousins
Brigitte Dewez
Edward J. Doyle III
Joanne Droge
Bruce C. Duclos
Kathy L. Edwards
Todd A. Elling
Terrin U. Enssle
Brent H. Frost
Melissa K. Gerard
Molly J. Graham
Samir Grover
Etta M. Helm
David Hickey
Lawrence V. Holguin
Janice Kay Huey
Leonard Israel II
Barton Johnson
Kurt G. Johnson
J. Mark Kempton
Richard S. Koon II
Robert Kos
John R. Krantz
Jeffrey W. Lankey
John M. Lawrence
Don E. Linde
Steven M. Majerus
Karen M. Mastro
Rayman K. Mathoda
Susan E. McGovney
Ellen F. Mochizuki
Sharad Nishith
Barbara Perez
John J. Reed
Maria A. Roa
Joel A. Schiffman
Steven Schwimmer
Andrew J. Sciandra
Ramanupam Sen
Kenneth Shellem
Walter Tharp
Aaron D. Wade
Thomas Wagner
Raedelle A. Walker
Marie-Therese Wynne

# CORPORATE INFORMATION



**Accountants**
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

**Registrar and Transfer Agent**
The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458

**Mortgage Products**
If you are in the process of purchasing a new home or interested in refinancing your current mortgage or obtaining a home equity line of credit, please contact us toll free at (866) VIP-0444 or apply online at our direct lending website **www.IndyMacBank.com.**

**Deposit Products and Services**
IndyMac Bank offers competitive Web-enhanced deposit products. For more information, please contact us at (800) 998-2900 or online at **www.IndyMacBank.com.**

**Stock Purchase Plan**
IndyMac Bancorp has an online direct stock purchase plan that allows for the purchase of IndyMac shares online at no cost. Further information on this plan is available at **http://www.IndyMacBank.com/Investors/Shareholders.**

**Dividend Policy**
IndyMac's Board of Directors initiated a dividend policy in 2003. Since that time IndyMac has successfully increased its dividend payout ratio to be more in line with other financial institution payout ratios, which range from 30% to 50%. Looking forward, IndyMac expects to continue to increase its dividend at the discretion of the Board of Directors based on IndyMac's operating performance and financial position. As a result, IndyMac expects to increase future dividends within a targeted range between IndyMac's long-term earnings per share growth goal of 15% and its historic earnings per share growth rate of 26% since 1992 under current management.

**Form 10-K**
For shareholders and others interested in information beyond that shown in this report, IndyMac Bancorp's Annual Report on Form 10-K for 2004, required to be filed with the Securities and Exchange Commission, may be obtained without charge at our website at **www.IndyMacBank.com**, or by writing to:
IndyMac Bancorp, Inc.
Investor Relations
155 North Lake Avenue
Pasadena, California 91101-7211

**Analyst Coverage**
Crowell, Weedon & Company
Deutsche Bank
Friedman Billings Ramsey
Jefferies & Company, Inc.
JMP Securities
Keefe, Bruyette & Woods, Inc.
Lehman Brothers
Portales Partners, LLC
RBC Capital Markets
Roth Capital Partners, Inc.
Standard & Poor's Corporation
Wachovia Securities

**Website Information**
For more corporate information please visit us at:
http://www.IndyMacBank.com/Investors/Shareholders.
> Officers & Directors
> Corporate Governance Documents
> Stock Quote
> Fact Sheet
> Annual Reports
> Quarterly Reports
> SEC Filings
> Stock Charts
> Fundamentals
> Earnings Estimates
> Analyst Coverage
> Stock Purchase Plan
> Press Releases
> Presentations
> Calendar of Events
> Audio Archives
> FAQs
> Information Requests
> E-Mail Alerts

Or call us at (800) 669-2300 ext. 5019 or (626) 535-5019

**Stock Information**
IndyMac's common stock is traded on the New York Stock Exchange under the symbol NDE (NYSE: NDE).

The following table sets forth the high and low sales prices (as reported by Bloomberg Financial Services) for the common stock for the years ended December 31, 2004 and 2003.

| Quarter | High | Low | Dividends |
|---|---|---|---|
| **2004** | | | |
| 1 | $36.86 | $29.30 | $0.25 |
| 2 | 37.44 | 29.21 | 0.30 |
| 3 | 37.01 | 30.83 | 0.32 |
| 4 | 38.10 | 30.87 | 0.34 |
| **2003** | | | |
| 1 | $20.51 | $17.65 | $0.10 |
| 2 | 26.96 | 19.00 | 0.10 |
| 3 | 27.33 | 21.17 | 0.15 |
| 4 | 31.97 | 23.20 | 0.20 |

As of Feb. 18, 2005, 62,165,649 shares of IndyMac's common stock were held by 1,787 shareholders of record.

**Annual Meeting**
The annual meeting of shareholders will be held at 9:00 a.m. (PDT) on Wednesday, April 27, 2005 at the IndyMac Mortgage Bank Headquarters at 3465 E. Foothill Blvd., Pasadena, CA 91107.


EQUAL HOUSING LENDER
Member
FDIC
NYSE:NDE

©2005 IndyMac Bank, F.S.B. Registered trade/service marks are the property of IndyMac Bank, F.S.B. and/or its subsidiaries.

# THANK YOU

IndyMac would like to acknowledge its appreciation for the men and women of America's armed forces who are stationed around the globe, as well as those at home who have seen active duty or are preparing for it. Donations from IndyMac employees, matched by our corporate giving program, have provided more than 9,000 100-minute phone cards to our troops. Each phone card provides a service member with a 100-minute lifeline to loved ones back home.

IndyMac would particularly like to thank the following current employees for their service to our country:

Michael B. Berlinski
Jason Chacon
Christopher R. Harris
Robert E. Lee, Jr.
Natt Narkthong
Marco A. Puebla
Anthony Villanueva
Carmen D. Winston



IndyMac Bank.

155 North Lake Avenue
Pasadena, California 91101

Our goal is to be the 8th largest SFR mortgage lender by 2008 with earnings of $8 per share. We realize this is a challenge requiring strong execution on our part and that there are factors beyond our control that may influence when we arrive at our goal. But we view it like the destination on a road map—you know where you're headed, but weather and road conditions, among other things, may produce detours and changes in your route. In our case, interest rates, the broader economy and other factors may affect the timing of our arrival. Nonetheless, we remain focused on our goal and believe we have the right business model, the right strategy and the right team to achieve it. **All eyes are on the road ahead.**



DESTINATION: 8 IN 08

